355 South Grand Avenue,

Suite 1650

Los Angeles, CA 90071

June 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Assistant Director

Re:	HyreCar Inc.

Registration Statement on Form S-1

File No. 333-225157

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HyreCar Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 26, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Mitchell Silberberg & Knupp LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Mitchell Silberberg & Knupp LLP, by calling Blake Baron at (917) 546-7709. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Mitchell Silberberg & Knupp LLP, Attention: Blake Baron by facsimile to (917) 546-7686.

If you have any questions regarding this request, please contact Blake Baron of Mitchell Silberberg & Knupp LLP at (917) 546-7709.

[Remainder of Page Intentionally Left Blank]

Sincerely,

HYRECAR INC.

/s/ Joseph Furnari
Joseph Furnari
Chief Executive Officer

Cc:	Nimish Patel, Mitchell Silberberg & Knupp LLP
Blake Baron, Mitchell Silberberg & Knupp LLP Philip Magri, Magri Law, LLC